Letter of Resignation

To: Peregrine Industries, Inc.

Attn. Board of Directors

September 25, 2006

The undersigned, Thomas J. Craft, Jr., hereby resigns as an officer and director of Peregrine Industries, Inc. effective September 25, 2006. There have been no disagreements with Peregrine Industries, Inc. on any matter relating to the corporation's operations, policies or practices.

By: /s/ Thomas J. Craft, Jr.
Thomas J. Craft, Jr.